SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2011
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

CSN POSTS RECORD NET REVENUE OF R$8.1 BILLION IN 1H11

São Paulo, August 2, 2011

Companhia Siderúrgica Nacional (CSN) (BM&FBOVESPA: CSNA3) (NYSE: SID) announces today its consolidated results for the second quarter of 2011 (2Q11), which are presented in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), and with Brazilian accounting practices, which are fully convergent with international accounting norms, issued by the Accounting Pronouncements Committee (CPC) and approved by the Brazilian Securities and Exchange Commission (CVM), pursuant to CVM Instruction 485 of September 1, 2010. Comments on this release relate to the consolidated results of the Company and comparisons refer to the first quarter of 2011 (1Q11) and the second quarter of 2010 (2Q10), unless otherwise stated. The Real/U.S. Dollar exchange rate on June 30, 2011 was R$1.561.

  Net revenue totaled R$8.1 billion in 1H11, 15% more than in 1H10 and a new Company record, and R$4.3 billion in 2Q11, 14% up quarter-on-quarter and also a new record;

  Gross profit reached R$1.8 billion in 2Q11, 18% higher than in 1Q11;

  Adjusted EBITDA amounted to R$1.8 billion in 2Q11, a 16% improvement over the R$1.5 billion recorded in 1Q11, and R$3.3 billion in 1H11, 7% up on the R$3.1 billion posted in the first six months of 2010;

  The adjusted EBITDA margin stood at 41% in the second quarter, higher than in 1Q11;

  Consolidated net income amounted to R$1.1 billion in 2Q11, 85% more than in the previous three months, and R$1.8 billion in 1H11, 32% higher than in the same period last year;

  Net revenue from mining reached the record figure of R$2.7 billion in 1H11, 110% up on 1H10, due to an iron ore sales volume of 13.3 million tonnes, also a record;

  Consolidated steel product sales volume in the domestic market, where margins are historically higher, accounted for 86% of total sales volume in 2Q11;

  CSN is a highly liquid company, with a cash position of R$11.7 billion.

At the close of 2Q11
• BM&Fbovespa: CSNA3 R$19.19/share	Investor Relations Team
• NYSE: SID US$12.46/ADR (1 ADR = 1 share)	- IR Executive Officer: Alberto Monteiro
• Total no. of shares = 1,483,033,685	- Head of IR: David Moise Salama - (+55 11) 3049-7588
• Market Cap: R$28 billion/US$18 billion (excludes treasury shares)	- Specialist: Claudio Pontes - (+55 11) 3049-7592
- Specialist: Fábio Romanin – (+55 11) 3049-7598
invrel@csn.com.br	- Senior Analyst: Fernando Campos – (+55 11) 3049-7591
- Analyst: Stephan Szolimowski – (+55 11) 3049-7593

1
For further information, please visit our corporate website: www.csn.com.br

Executive Summary

Consolidated Highlights	2Q10	1Q11	2Q11	2Q11 x 1Q11 (Var%)	2Q11 x 2Q10 (Var%)
Net Revenue (R$ MM)	3,873	3,789	4,323	14%	12%
Gross Profit (R$ MM)	1,895	1,556	1,836	18%	-3%
Adjusted EBITDA (R$ MM)	1,788	1,529	1,773	16%	-1%
Adjusted EBITDA Margin	46%	40%	41%	1 p.p.	- 5 p.p.
Net Income (R$ MM)	880	616	1,137	85%	29%
Net Margin (R$ MM)	23%	16%	26%	10 p.p.	3 p.p.
Total Sales (thousand t)
- Steel	1,300	1,220	1,300	7%	0%
- Domestic Market	89%	85%	86%	1 p.p.	- 3 p.p.
- Export	11%	15%	14%	-1 p.p.	3 p.p.
- Iron Ore[1]	6,227	6,601	6,743	2%	8%
- Domestic Market	5%	6%	7%	1 p.p.	2 p.p.
- Export	95%	94%	93%	- 1 p.p.	- 2 p.p.
Net Debt (R$ MM)	8,269	10,665	11,308	6%	37%
Net Debt/Adjusted EBITDA[2]	1.56x	1.62x	1.72x	0.11x	0.17x
Cash Position	9,672	11,115	11,685	5%	21%
(1) Sales volumes include 100% of NAMISA sales
(2) Adjusted EBITDA for the last 12 months

Economic and Sector Scenario

Global economic activity, which had picked up steam at the beginning of the year, slowed in the second quarter, chiefly due to the worsening of the fiscal crisis in certain European countries and the difficulties in approving an increase in public spending in the U.S., all of which led to increased risk aversion.

There is a clear global disparity in regard to economic growth. While growth in the developed countries has fallen to exceptionally modest levels, developing nations are continuing to expand rapidly. In order to contain the inflationary upturn in the emerging economies, several central banks have imposed more restrictive monetary policies

In its most recent report on the global economic outlook, the OECD encouraged the central banks to raise base rates in order to combat the increased price pressure. According to the IMF, average inflation worldwide climbed from 3.5% p.a., in 4Q10, to 4% p.a. in April 2011.

USA:

U.S. GDP growth estimates are reflecting Americans’ cautious approach to consumption and modest corporate hiring levels, causing the IMF to lower its 2011 forecast from 3.5% to 2.5%.

Unemployment is still high and household and government debt, together with weak credit growth, is hampering a recovery in consumption.

U.S. government figures show that the country created 18,000 jobs in June, well below the previously expected 125,000. This means that 9.2% of the economically active population is unemployed.

Given this scenario, the government wants to increase public spending so the economy can start to grow again. Nevertheless, the opposition is against any increase in the public debt, which has already reached US$14 trillion. Ratings agencies have indicated that they may downgrade the country’s credit rating if the authorities fail to negotiate an increase in the debt ceiling.

2
For further information, please visit our corporate website: www.csn.com.br

Europe:

Even though the 2011 eurozone growth prospects have improved, chiefly sustained by Germany and France, the problems of Greece and other member nations may well inhibit an economic recovery in the region.

Eurozone GDP edged up by 0.8% in 1Q11, with Germany’s 1.5% making a substantial contribution to this upturn.

Germany’s performance is once again being sustained by exports and the country’s central bank expects annual growth of 2.6%.

As in other regions of the world, Europe is suffering from inflationary pressure, with the harmonized consumer price index recording 2.7% in June. In an attempt to reduce this pressure, the ECB raised interest rates by 0.25 pp. to 1.50% p.a., the second hike this year. According to the Bank, interest rates are still exceptionally low and monetary policy remains flexible, which could indicate further increases along the year.

Eurozone unemployment improved slightly in April, totaling 9.9%, the lowest figure since September 2009, but still well above historical levels.

Asia:

China has adopted a series of restrictive measures to rein in its inflationary upturn, focused on controlling consumption by increasing interest rates and reserve requirements, which, together with the energy restrictions, have reduced the country’s 2011 growth prospects. This monetary squeeze has reduced market liquidity, in turn inhibiting the acquisition and build-up of raw materials.

The consumer price index continued to move up, reaching its highest level for three years, recording 6.4% in the first six months of 2011, mainly driven by the 14% increase in food prices and high wage hikes. In order to ease the pressure, the country’s Central Bank pushed up interest rates by 0.25% p.a., in turn raising the lending rate to 6.56% p.a. This was the third increase this year. Nevertheless, China still posted hefty year-on-year GDP growth of 9.5% in the second quarter, fueled by industrial output and retail sales, which recorded respective growth of 15% and 18% in June over the same month last year.

The reconstruction of Japan’s infrastructure following the damage caused by the earthquake and the tsunami, is moving ahead much faster than expected, according to the Japanese Central Bank. Demand has not been unduly affected, given the routing of part of production to the export market. The earthquake’s biggest short-term impact has been on the supply of industrial inputs.

One positive note has come from the job market. According to the Ministry of Communications and Internal Affairs, Japanese unemployment fell from 4.7% in April, to 4.5% in May.

Brazil:

The 2011 economic outlook remains positive, although certain indicators are pointing to a reduction in the pace of activity in the second half, due to the macroprudential measures adopted by the government since the end of 2010.

The consumer confidence index (ICC), measured by the FGV, and the business confidence index (ICEI), measured by the National Confederation of Industry (CNI) have both posted a decline. In June, the ICC recorded 153.81 points, 4.4 points less than in January, while the ICEI recorded 57.90 points, 6.6 points down year-on-year.

First-quarter GDP climbed by 1.3% over the previous three months, driven by agriculture and industry, which increased by 3.3% and 2.2%, respectively. However, exports and imports moved in the opposite direction, with respective declines of 3.2% and 1.6%. According to the Central Bank, annual GDP growth should reach 3.94%.

In May, consumer default on bills overdue by more than 90 days grew by 0.2% p.p. to 5.1%. The total stock of credit in the financial system stood at R$1.8 trillion, 5.8% up in the year and 1.6% up in the month. The credit/GDP ratio increased to 47%, still low compared to some of the developed countries such as Germany and the Netherlands, which recorded respective ratios of 90% and 135%.

Inflation continues to exert pressure. According to the Central Bank’s FOCUS report the IPCA consumer price index should end the year at close to the fluctuation band ceiling of 6.5%. However, the indicators are pointing to a slowdown in the second half, given the government’s macroprudential measures and the decline in food prices.

3
For further information, please visit our corporate website: www.csn.com.br

Recently, the National Monetary Council decided to maintain the annual inflationary target at 4.5% until 2013, aiming to keep inflation under control while maintaining sufficient flexibility for monetary policy maneuvers. This year alone, there have been five consecutive increases in the SELIC base rate, which now stands at 12.50% p.a., and the FOCUS report points to further hikes before the end of the year.

According to the IBGE, retail sales increased by 7.4% between January and May and by 9.2% in the last 12 months. Nevertheless, domestic demand is expected to slow in the coming quarters, reflecting the impact of the restrictive policy implemented since the end of last year.

Direct foreign investments (IED) totaled US$32 billion in the first half, a massive 167% up on the same period last year and the FOCUS report believes they will climb to US$55 billion by year-end. This trend is pressuring the Real, which remains appreciated against the U.S. dollar.

The government has been taking a series of measures to rein in the appreciation of Brazil’s currency and reduce the current account deficit, which continues to move up, primarily driven by foreign purchases, import growth and remittances of profits abroad. According to the Central Bank, the year-to-date deficit is US$22 billion and it should close the year at US$60 billion.

	2011	2012
IPCA (%)	6.31	5.28
US Dollar (closing) – R$	1.60	1.65
SELIC (final - %)	12.75	12.75
GDP (%)	3.94	4.00
Industrial Production (%)	3.24	4.34
Source: FOCUS BACEN	Base: July 22, 2011

Net Revenue

Consolidated net revenue totaled R$4,323 million in 2Q11, 14% up on the R$3,789 million recorded in 1Q11, chiefly due to higher iron ore prices and sales volume in 2Q11, as well as higher steel sales volume.

Consolidated net revenue grew by 12% in relation to the R$3,872 million posted in 2Q10, basically due to higher iron ore prices and sales volume.

Cost of Goods Sold (COGS)

In 2Q11, consolidated COGS totaled R$2,487 million, 11% more than the R$2,233 million recorded in 1Q11, primarily reflecting the increase in iron ore and steel product sales volume.

In year-on-year terms, consolidated COGS grew by 26% over the R$1,977 million recorded in 2Q10, basically due to higher iron ore sales volume.

Selling, General, Administrative and Other Operating Expenses

In the second quarter, SG&A expenses totaled R$304 million, 26% up on 1Q11, chiefly due to the collective bargaining agreement in June, in addition to higher expenses with service providers. In relation to 2Q10, SG&A expenses remained flat.

CSN recorded a positive R$605 million in the “Other Revenue and Expenses” line in 2Q11, a big improvement over the net expense of R$125 million recorded in 1Q11, essentially due to the R$698 million from the sale of CSN’s entire interest in Riversdale Mining Limited.

4
For further information, please visit our corporate website: www.csn.com.br

EBITDA

Adjusted EBITDA as presented in this report comprises net income before the financial result, income and social contribution taxes, depreciation and amortization and other operating revenue (expenses), the latter item being excluded due to its non-recurring nature.

Adjusted EBITDA totaled R$1,773 million in 2Q11, 16% up on the R$1,529 million recorded in 1Q11, chiefly due to higher iron ore prices, accompanied by an adjusted EBITDA margin of 41%, up by 1 p.p

Adjusted EBITDA came to R$3,302 million in the first half of 2011, 7% up year-on-year, mainly due to higher iron ore prices and sales volume.

Financial Result and Net Debt

The 2Q11 net financial result was negative by R$650 million, chiefly due to the following factors:

  Provisions for interest on loans and financing totaling R$546 million;

  Negative monetary and foreign exchange variations of R$80 million, including the result of derivative operations;

  Expenses of R$77 million from the consolidation of REFIS tax repayment program processes;

  The monetary restatement of tax provisions totaling R$87 million;

These negative effects were partially offset by returns on financial investments totaling R$152 million.

On June 30, 2011, the consolidated net debt stood at R$11.3 billion, R$0.6 billion more than the R$10.7 billion recorded on March 31, 2011, essentially due to the following factors:

  Investments of R$0.9 billion in fixed assets;

  Payment of R$1.9 billion in dividends and interest on equity;

  A R$0.6 billion effect related to the cost of debt;

  Increase of R$0.3 billion in the working capital allocated to the business.

These effects were partially offset by 2Q11 adjusted EBITDA of R$1.8 billion and the R$1.3 billion revenue from the sale of the Company’s entire interest in Riversdale Mining Limited.

The net debt/adjusted EBITDA ratio closed 2Q11 at 1.72x, based on LTM adjusted EBITDA of R$6.6 billion, 0.10x up on the 1.62x ratio recorded at the end of the previous quarter.

In April 2011, the Company contracted a R$1.5 billion loan from Banco do Brasil through the issue of Export Credit Notes in order to finance its exports.

5
For further information, please visit our corporate website: www.csn.com.br

Consolidated Net Income

CSN posted 2Q11 net income of R$1,137 million, 85% up on 1Q11, chiefly due to the higher gross profit and the proceeds from the sale of CSN’s minority interest in Riversdale Mining Limited, partially offset by the financial result.

Capex

CSN invested R$880 million in 2Q11, R$481 million of which in subsidiaries or joint subsidiaries, allocated as follows:

  Transnordestina Logística: R$379 million;

  MRS Logística: R$38 million;

  CSN Cimentos: R$30 million.

The remaining R$399 million went to the parent company, mostly in the following projects:

  Maintenance and repairs: R$124 million;

  Expansion of the Casa de Pedra mine: R$56 million;

  CSN Aços Longos: R$46 million;

  Expansion of the Itaguai Port: R$30 million;

  Technological improvements: R$12 million.

Working Capital

Working capital closed June 2011 at R$3,194 million, an increase of R$346 million on the figure at the end of March 2011, basically due to increased sales in 2Q11, which pushed up “Accounts Receivable” and “Inventories”, especially of raw materials. The average receivables and supplier payment periods remained flat at 29 days and 22 days, respectively, at the close of June 2011, while the average inventory turnover fell by 14 days to 88 days.

WORKING CAPITAL (R$ MM)	2Q10	1Q11	2Q11	Change 2Q11 x 1Q11	Change 2Q11 x 2Q10
Assets	3,762	3,817	4,221	404	459
Accounts Receivable	1,298	1,397	1,506	109	208
Inventory (*)	2,423	2,378	2,564	186	141
Advances to Taxes	41	42	151	109	110
Liabilities	1,050	969	1,027	58	(23)
Suppliers	692	494	582	88	(110)
Salaries and Social Contribution	167	165	197	32	30
Taxes Payable	149	277	209	(68)	60
Advances from Clients	42	33	39	6	(3)
Working Capital	2,712	2,848	3,194	346	482

TURNOVER RATIO Average Periods	2Q10	1Q11	2Q11	Change 2Q11 x 1Q11	Change 2Q11 x 2Q10
Receivables	27	29	29	0	2
Supplier Payment	30	22	22	0	(8)
Inventory Turnover	92	102	88	(14)	(4)
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

6
For further information, please visit our corporate website: www.csn.com.br

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy

Pres. Vargas Steel Mill	Casa de Pedra	Railways:	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- Transnordestina
LLC	ERSA	Port:
Lusosider		- Sepetiba Tecon
Prada (Distribution and
Packaging)
Metalic

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. CSN’s management uses adjusted EBITDA as an indicator to measure recurring net operating cash flow.

The charts below show the various segments’ contribution to CSN’s overall net revenue and adjusted EBITDA:

Net Revenue by Segment in 2Q11 (R$ million)

7
For further information, please visit our corporate website: www.csn.com.br

Adjusted consolidated EBITDA by Segment in 2Q11 (R$ million)

The Company’s consolidated results by business segment are presented below:

2Q11							R$ million
Consolidated Results	Steel	Mining	Logistics		Energy	Cement	Eliminations/ Corporate	Consolidated
			Port	Railways
Net Revenue	2,513	1,524	32	256	37	83	(121)	4,323
Domestic Market	2,152	250	32	256	37	83	(119)	2,690
Foreign Market	361	1,274	-	-	-	-	(1)	1,633
Cost of Goods Sold	(1,827)	(506)	(21)	(161)	(19)	(60)	106	(2,487)
Gross Profit	686	1,018	11	95	17	23	(14)	1,836
Selling, General and Administrative Expenses	(113)	(20)	(4)	(20)	(6)	(19)	(122)	(304)
Depreciation	161	42	1	26	6	6	0	242
Adjusted EBITDA	733	1,040	8	101	17	9	(136)	1,773
Adjusted EBITDA Margin	29%	68%	26%	40%	46%	11%		41%

1Q11							R$ million
Consolidated Results	Steel	Mining	Logistics		Energy	Cement	Eliminations/ Corporate	Consolidated
			Port	Railways
Net Revenue	2,305	1,210	37	232	29	63	(85)	3,789
Domestic Market	1,965	195	37	232	29	63	(79)	2,441
Foreign Market	339	1,015	-	-	-	-	(6)	1,348
Cost of Goods Sold	(1,635)	(436)	(21)	(145)	(10)	(49)	63	(2,233)
Gross Profit	670	774	16	87	19	13	(22)	1,556
Selling, General and Administrative Expenses	(118)	(18)	(4)	(20)	(6)	(12)	(64)	(241)
Depreciation	141	36	1	26	6	4	1	215
Adjusted EBITDA	693	792	13	92	19	6	(85)	1,529
Adjusted EBITDA Margin	30%	65%	36%	40%	64%	9%		40%

Steel

Scenario

According to the Brazilian Steel Institute (IABr), apparent consumption of steel products in Brazil totaled 12.6 million tonnes in the first half of 2011, 5.6% less than in the same period last year. Of this total, 1.7 million tonnes came from imports, 36.7% down year-on-year.

Also according to the IABr, Brazil produced 17.7 million tonnes of crude steel in the first six months of the year, 8% up on 1H10, while rolled flat steel output fell by 7% to 7.3 million tonnes.

8
For further information, please visit our corporate website: www.csn.com.br

Domestic flat steel sales totaled 5.9 million tonnes, 3.3% down on the first half of 2010, while exports climbed by 13% to 1.3 million tonnes.

The IABr’s projections for the sector remain favorable. Apparent consumption of steel products in the Brazilian market is expected to reach 27.8 million tonnes in 2011, 6.4% up on 2010, based on expectations of moderate growth for industry as a whole, with more significant growth in those segments producing equipment for the oil and gas industry and those associated with the World Cup and 2016 Olympic Games.

Segments

Automotive: The automotive sector continues to thrive. First-half results show that the market is growing and annual sales are expected to increase by between 5% and 8%. The outlook is excellent, with the Brazilian auto market set to absorb major investments. So far, the sector has received guarantees of R$32 billion in investments to increase production capacity, adding 1.3 million units by 2015, and this does not include projects for new plants.

First-half output totaled 1.71 million units, 4% up on 1H10 and a new record, with exports of 249,000 units, up by 3%. Second-quarter production climbed by 6% over 1Q11, to 882,000 units.

According to ANFAVEA (the auto manufacturers’ association), sales totaled 1.73 million units in the first half, 10% up on 1H10, and 912,000 units in the second quarter, 11% up on the previous three months. ANFAVEA expects annual sales of 3.7 million vehicles, 5% more than in 2010.

Agricultural Machinery: First-half production amounted to 41,000 units, 7.2% less than in the same period last year, and period sales kept pace, falling by 7%.

Sales volume should close 2011 in line with 2010, with 68,500 units sold, accompanied by a 4.8% decline in exports.

Construction: According to the leading institutes, the expansion of Brazil’s construction sector should outpace GDP growth. DIEESE (the Inter-union Statistics Department) estimates an annual construction GDP upturn of 8.5% while ABRAMAT (the Brazilian building material manufacturers’ association) estimates growth of 5%.

Retail sales of building materials account for 77% of sector product consumption. ANAMACO (the Brazilian Association of Residential Building Material Retailers) estimates that this segment grew by 3.5% year-on-year in the first half and is projecting annual growth of around 6%, 2 p.p. above Brazil’s GDP growth.

In 1H11, the Brazilian government launched the second phase of the Minha Casa Minha Vida (My House, My Life) project, which envisages the construction of 2 million homes by 2014. Caixa Econômica Federal will allocate over R$120 billion to the second phase of the housing project, versus R$53 billion in the first phase.

According to a study by FGV-ABRAMAT, real construction revenue should reach R$188 billion in 2016, almost twice as much as in 2009. These prospects of sustainable growth should encourage investments in the sector.

Distribution: According to INDA (the Brazilian steel distributors’ association), first-half sales totaled 2.1 million tonnes, 7.8% up on 1H10, while purchases by distributors totaled 2.1 million tonnes, down by 9.3%.

First-half imports dropped by a substantial 53%, from 1.7 million tonnes, in 1H10, to 810,000 tonnes, while second-quarter imports dipped by 3% over the previous three months to 398,000 tonnes.

Nevertheless, inventory turnover stood at 3.7 months of sales in June, well above the historical average of 2.7 months.

Home Appliances: The North, Northeast and Midwest regions continue to drive sales, as demand is fueled by new technologies and increased consumption by Brazil’s emerging middle class (C income group).

Higher retail interest rates are accompanied by more extended payment terms, benefiting lower-income consumers.

9
For further information, please visit our corporate website: www.csn.com.br

According to Eletros (the home appliance manufacturers’ association), in the first half of 2011, washing machine sales increased by 20% over the same period last year to 3.6 million units, while refrigerator sales grew by 7% to 2.8 million units.

In the first half, investments of more than R$500 million were announced in the expansion and construction of home appliance factories. Eletros estimates a 10% increase in sales in 2011.

Net Revenue

Net revenue from steel operations in 2Q11 totaled R$2,513 million, 9% up on 1Q11, basically due to the increase in domestic sales volume.

Total Sales Volume

CSN recorded total sales volume of 1.3 million tonnes in 2Q11, 7% more than in 1Q11. Of this total, 86% was sold in the domestic market and 10% by overseas subsidiaries, while 4% went to direct exports.

Domestic Sales Volume

Domestic sales totaled 1.1 million tonnes in 2Q11, an 8% improvement over the quarter before, fueled by stronger demand for flat steel in Brazil.

Exports

CSN exported 180,000 tonnes in 2Q11, a reduction of 3% over the 1Q11 figure. Sales by CSN LLC and Lusosider totaled 124,000 tonnes, while direct exports amounted to 56,000 tonnes.

Prices

Net revenue per tonne averaged R$1,898 in 2Q11, 2% above the 1Q11 figure, due to the domestic market price hike in mid-2Q11.

Production

In 2Q11, crude steel production totaled 1.2 million tonnes, an increase of 10% in relation to 1Q11, while rolled steel production totaled 1.2 million tonnes, 17% up on 1Q11.

Production (in thousand t)	2Q10	1Q11	2Q11	Change
				2Q11 x 2Q10	2Q11 x 1Q11
Crude Steel (UPV)	1,199	1,132	1,243	4%	10%
Rolled Products	1,267	1,034	1,212	-4%	17%

Cost of Goods Sold (COGS)

Steel segment COGS stood at R$1.83 billion in 2Q11, 12% up on the R$1.63 billion recorded in 1Q11, chiefly due to the upturn in sales volume. In relation to 2Q10, steel segment COGS increased by 16%, primarily due to an increase in raw material costs.

Production Costs (Parent Company)

In 2Q11, total steel production costs came to R$1.5 billion, 15% or R$0.2 billion more than the R$1.3 billion recorded in 1Q11.

10
For further information, please visit our corporate website: www.csn.com.br

Raw Materials: increase of R$149 million, primarily related to the following inputs:

  Coke: increase of R$77 million, chiefly due to higher consumption;

  Coal: upturn of R$6 million, also due to higher consumption;

  Third-party coils: increase of R$32 million, also due to higher consumption;

  Scrap: upturn of R$11 million, also due to higher consumption;

  Other raw materials: upturn of R$23 million, also due to higher consumption.

Labor: a slight upturn of R$7 million, due to the wage increase following latest collective bargaining agreement.

Other production costs: increase of R$25 million, pushed by supplies and maintenance.

Depreciation: increase of R$18 million due to new incorporation of assets:

STEEL PRODUCTION COSTS (Parent Company)

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$733 million in 2Q11, 6% up on the R$693 million recorded in 1Q11, basically due to higher domestic sales, accompanied by an adjusted EBITDA margin of 29%, in line with the previous quarter.

Mining

Scenario

After an intense start to the year, the second quarter of 2011 reflected the worsening of the European Union crisis, the monetary squeeze in China, and the upturn in inflation due to higher commodity prices. All of these events had an impact on global demand, in turn affecting the iron ore market.

In the first five months of 2011, Brazil’s iron ore exports totaled 122 million tonnes, 4.5% up on the same period last year.

Prospects for the iron ore market remain positive, with demand continuing to outstrip supply until 2015. However, despite the constant announcements of expansions and new projects, it is essential to take quantity and quality into consideration. Many projects will require large-scale concentration to meet the needs of the iron and steel

11
For further information, please visit our corporate website: www.csn.com.br industry and there are further obstacles along the way, including financing, infrastructure, environmental licensing and quality, which may hamper the implementation of these new projects or even render them unviable. According to Macquarie, demand should remain high until the end of the decade, with prices hovering around US$150/dmt until 2015.

China’s urbanization process and massive domestic consumption will still account for a major slice of the iron ore market over the next ten years. In the first five months of 2011, Chinese iron ore imports increased by 8% year-on-year, despite the recent economic restrictions. Most economists agree that China will continue to grow at a slower pace, in line with the guidelines of the country’s Five Year Plan, which are based on strong fundamentals.

In accordance with the iron ore pricing formula, widely used in the market, prices in the second quarter were based on spot prices between December 2010 and February 2011.

In 3Q11, the basic Platts price (62% Fe CFR) is expected to dip by 1.2% in relation to the second quarter.

Iron Ore Sales

In 2Q11, CSN and Namisa’s total sales of finished iron ore products to third parties came to 6.7 million tonnes1, 8% and 2% up on 2Q10 and 1Q11, respectively, and a new record. Of this total, exports accounted for 6.3 million tonnes, with 2.3 million tonnes sold by Namisa, while the Company’s own consumption absorbed 1.7 million tonnes.

In the first half, sales of finished iron ore products totaled 13.3 million tonnes1, 13% up on 1H10 and yet another record. Exports accounted for 12.4 million tonnes, with 6.0 million tonnes sold by Namisa, while the Company’s own consumption absorbed 3.4 million tonnes.

Considering CSN’s 60% interest in Namisa, sales came to 5.8 million tonnes in 2Q11, 26% up on 2Q10 and 14% up on 1Q11. In 1H11, also considering CSN’s 60% interest in Namisa, sales amounted to 11.0 million tonnes, 24% more than in the same period last year.

Net Revenue

Net revenue totaled R$1.5 billion in 2Q11, 26% up on 1Q11 and yet another record, mainly reflecting the period price increase. In relation to 2Q10, net revenue grew by 80%, reflecting the price and volume upturn in 2Q11.

In 1H11, net revenue from mining operations jumped by 110% year-on-year to a record R$2.7 billion.

Cost of Goods Sold (COGS)

COGS came to R$506 million in 2Q11, 16% more than in 1Q11, due to higher sales volume.

In the first half of 2011, COGS totaled R$942 million, 94% up year-on-year.

Adjusted EBITDA

Second-quarter adjusted EBITDA totaled R$1.04 billion, 31% up on 1Q11, accompanied by an adjusted EBITDA margin of 68%, up by 3 p.p., both increases reflecting the higher prices in 2Q11.

Year-to-date EBITDA came to R$1.8 billion, 124% up year-on-year, with a margin of 67%, up by 4 p.p.

1 Sales volumes include 100% of the stake in NAMISA.

12
For further information, please visit our corporate website: www.csn.com.br

Logistics

Scenario

Port Logistics

According to the latest figures from ANTAQ (National Waterway Transport Agency), port activities in Brazil continue to thrive. In the first quarter of 2011, handled volume totaled 200.6 million tonnes, 8% up on the same period last year, with iron ore volume moving up by 4% to 72.3 million tonnes. In the container segment, the Brazilian ports handled 1.73 million TEUs, 18% more than in 1Q10.

Railway Logistics

According to ANTF (National Rail Transport Association), rail transport will play an increasingly important role in Brazilian logistics in the coming years. The association estimates an increase in Brazil’s rail network from 28,000 km in 2010 to 49,000 km in 2023, accompanied by an upturn in rail’s share of national transport from 25% to 32%. Production in 2011 is estimated at 315 billion tonne-kilometers.

1. Railway Logistics

Analysis of Results

MRS and Transnordestina’s individual 2Q11 results had not been announced up to the publication of this release.

In 2Q11, consolidated net revenue from railway logistics totaled R$256 million, COGS stood at R$161 million, and adjusted EBITDA came to R$101 million, accompanied by an adjusted EBITDA margin of 39%.

In 1H11, net revenue came to R$488 million, COGS totaled R$307 million, and adjusted EBITDA stood at R$193 million, with a margin of 40%.

2. Port Logistics

Analysis of Results

Consolidated net revenue from port logistics amounted to R$32 million in 2Q11, COGS came to R$21 million and EBITDA totaled R$8 million, with an EBITDA margin of 26%.

In 1H11, net revenue came to R$69 million, COGS totaled R$41 million, and adjusted EBITDA totaled R$21 million, with a margin of 31%.

Cement

Scenario

According to SNIC (the cement industry association) domestic cement sales grew by 7.8% year-on-year in the first half to 30 million tonnes (5.4 million tonnes in June, an 11.5% improvement over the same month last year).

In the last 12 months, sales totaled 61 million tonnes, 11% up year-on-year, mainly due to the increase in mortgage lending and the maturation of investments in the Minha Casa Minha Vida (My House, My Life) program, as well as the maintenance of employment levels and higher family income.

Also according to SNIC, sales should increase by between 6% and 7% in 2011, reaching around 63 million tonnes.

Analysis of Results

In 2Q11, net revenue from cement operations totaled R$83 million, with sales volume of 429,000 tonnes and COGS of close to R$60 million. Adjusted EBITDA came to R$9 million, with an adjusted EBITDA margin of 11%.

13
For further information, please visit our corporate website: www.csn.com.br

In 1H11, net revenue totaled R$145 million, with sales volume of 764,000 tonnes and COGS of R$109 million.

Adjusted EBITDA stood at R$ 15 million, accompanied by a margin of 10%.

Energy

Scenario

Electric power consumption posted a moderate increase in 2Q11. In April and May, consumption grew by 2.59% over the same period last year, according to the Ministry of Mines and Energy’s Energy Research Company (EPE).

The commercial, residential and industrial segments contributed most to this performance, with respective growth of 5.42%, 2.90% and 1.92%.

Despite this upturn in the consumption of electric power, the structural balance between energy supply and demand in the next five years is guaranteed, according to EPE´s recent study named Electric Power Demand Projection.

Such favorable scenario is largely thanks to the growth in energy aggregate supply, contracted at auctions promoted by the federal government, at higher levels than the estimated growth in demand, which is projected at 5% p.a.

Analysis of Results

Net revenue totaled R$37 million in 2Q11, COGS stood at R$19 million, and adjusted EBITDA amounted to R$17 million, accompanied by an EBITDA margin of 46%.

In 1H11, net revenue totaled R$66 million, COGS stood at R$29 million, and adjusted EBITDA amounted to R$35 million, with a margin of 54%.

Capital Market

In 2Q11, CSN’s shares fell by 24% on the BM&FBovespa, with a daily traded volume averaging R$70.9 million. On the NYSE, daily traded volume in CSN’s ADRs averaged U$63.0 million.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES
	1Q11	2Q11	1H11
Shares	1,483,033,685	1,483,033,685	1,483,033,685
Market Capitalization
Closing Price (R$/share)	25.29	19.19	19.19
Closing Price (US$/ADR)	16.49	12.46	12.46
Market Capitalization (R$ million)	36,873	27,978	27,978
Market Capitalization (US$ million)	24,042	18,166	18,166
Total return including dividends and interest on equity
CSNA3	0%	-24%	-24%
SID	0%	-24%	-24%
Ibovespa	-1%	-9%	-10%
Dow Jones	6%	1%	7%
Volume
Average Daily (thousand shares)	3,036	3,169	3,103
Average Daily (R$ thousand)	83,539	70,931	77,184
Average Daily (thousand ADRs)	4,377	4,453	4,415
Average Daily (US$ thousand)	73,485	62,996	68,198
Source: Economática

14
For further information, please visit our corporate website: www.csn.com.br

Webcast – 2Q11 Earnings Presentation

Conference Call in English	Conference Call in Portuguese
August 3, 2011 - Wednesday	August 3, 2011 - Wednesday
11:00 a.m. US EDT	9:00 a.m. US EDT
12:00 p.m. – Brasília time	10:00 a.m. – Brasília time
Phone: +1 (973) 935-8893	Phone: +55 (11) 3127-4971
Conference ID: 85442163	Conference ID: CSN
Webcast: www.csn.com.br/ir	Webcast: www.csn.com.br/ri

Companhia Siderúrgica Nacional, located in the State of Rio de Janeiro, Brazil, is a complex that combines steel, mining, infrastructure (logistics and energy) and cement business. With a total annual production capacity of 5.6 million tonnes of crude steel and 2.4 million tonnes of cement, consolidated net revenue of R$14.5 billion in 2010, CSN is also the only tin-plate producer in Brazil and one of the five largest tin-plate producers worldwide. It is also one of the world’s most profitable steelmakers.

CSN’s adjusted EBITDA represents net income (loss) before the financial result, income and social contribution taxes, depreciation and amortization, and other revenues and expenses. Adjusted EBITDA should not be regarded as an alternative to net income (loss) as anindicator of the Company’s operating performance or as an alternative to cash flow as an indicator of liquidity. Although CSN’smanagement considers adjusted EBITDA to be a practical means of measuring operating performance and permitting comparisons withother companies, it is not a recognized by Brazilian accounting practices (Corporation Law or BR GAAP) or US GAAP and the manner inwhich it is defined or calculated may vary from company to company.

Net debt as presented is used by CSN to measure the Company’s financial performance. However, net debt is not recognized as a measurement of financial performance according to the accounting practices adopted in Brazil, nor should it be considered in isolation,or as an alternative to net income or the financial result as an indicator of liquidity.

Certain of the statements contained herein are forward-looking statements, which express or imply results, performance or events that are expected in the future. These include future results that may be implied by historical results and the statementsunder ‘Outlook’. Actual results, performance or events may differ materially from those expressed or implied by the forward-looking statements as a result of several factors, such as the general and economic conditions in Brazil and other countries,interest rate and exchange rate levels, protectionist measures in the U.S., Brazil and other countries, changes in laws andregulations and general competitive factors (on a global, regional or national basis).

15
For further information, please visit our corporate website: www.csn.com.br

INCOME STATEMENT
CONSOLIDATED – Corporate Law – In Thousand of R$

	2Q10	1Q11	2Q11
Net Revenues	3,872,553	3,789,008	4,323,192
Domestic Market	2,866,417	2,444,013	2,684,080
Export Market	1,006,136	1,344,995	1,639,112
Cost of Good Sold (COGS)	(1,977,357)	(2,232,828)	(2,487,472)
COGS, excluding depreciation	(1,791,361)	(2,027,399)	(2,255,382)
Depreciation allocated to COGS	(185,996)	(205,429)	(232,090)
Gross Profit	1,895,196	1,556,180	1,835,720
Gross Margin (%)	49%	41%	42%
Selling Expenses	(166,761)	(118,244)	(143,983)
General and Administrative Expenses	(126,840)	(113,883)	(150,914)
Depreciation allocated to SG&A	(9,075)	(9,184)	(9,539)
Other operation income (expense), net	(112,789)	(125,443)	604,647
Operating income before financial equity interests	1,479,731	1,189,426	2,135,931
Net Financial Results	(420,585)	(518,436)	(649,664)
Income before social contribution and income taxes	1,059,146	670,990	1,486,267
Income Tax and Social Contribution	(178,832)	(55,295)	(349,105)
Net Income (Loss)	880,314	615,695	1,137,162
Attributable to Controlling Shareholders	878,768	617,519	1,138,484
Attributable to Non-Controlling Shareholders	1,546	(1,824)	(1,322)
Adjusted EBITDA	1,787,591	1,529,482	1,772,913
Adusted EBITDA Margin (%)	46%	40%	41%

16
For further information, please visit our corporate website: www.csn.com.br

INCOME STATEMENT
PARENT COMPANY – Corporate Law – In Thousand of R$

	2Q10	1Q11	2Q11
Net Revenues	2,884,084	2,570,165	2,820,438
Domestic Market	2,642,893	2,225,207	2,460,726
Export Market	241,191	344,958	359,712
Cost of Good Sold (COGS)	(1,534,565)	(1,726,681)	(1,862,257)
COGS, excluding depreciation	(1,084,936)	(1,559,478)	(1,670,491)
Depreciation allocated to COGS	(449,629)	(167,203)	(191,766)
Gross Profit	1,349,519	843,484	958,181
Gross Margin (%)	47%	33%	34%
Selling Expenses	(138,182)	(79,780)	(95,678)
General and Administrative Expenses	(94,994)	(72,250)	(110,061)
Depreciation allocated to SG&A	9,609	(2,945)	(3,165)
Other operation income (expense), net	(110,952)	(138,774)	44,881
Equity interest in subsidiary	574,897	496,762	1,128,050
Operating income before financial equity interests	1,589,897	1,046,497	1,922,208
Net Financial Results	(603,553)	(470,929)	(532,475)
Income before social contribution and income taxes	986,344	575,568	1,389,733
Income Tax and Social Contribution	(107,576)	41,951	(251,249)
Net Income (Loss)	878,768	617,519	1,138,484

17
For further information, please visit our corporate website: www.csn.com.br

BALANCE SHEET
Corporate Law – In Thousand of R$
	Consolidated		Parent Company
	06/30/2011	03/31/2011	06/30/2011	03/31/2011
Current Assets	17,722,634	17,227,030	7,048,635	8,068,468
Cash and Cash Equivalents	11,684,994	11,115,047	1,302,355	1,519,645
Trade Accounts Receivable	1,505,580	1,396,690	1,676,718	1,543,518
Other Trade Accounts Receivable	96,846	66,157	653,319	648,729
Inventory	3,517,810	3,285,739	2,685,523	2,513,726
Deferred Income Tax and Social Contribution	427,043	475,735	200,087	237,268
Guarantee margin of financial instruments	263,965	295,687	-	-
Intercompany Loans	44,904	529,980	155,002	1,360,830
Others	181,492	61,995	375,631	244,752
Non-Current Assets	21,157,995	23,044,255	31,575,795	31,999,333
Long-Term Assets	3,925,641	5,165,612	3,551,573	4,760,678
Investments	1,876,930	3,104,520	18,769,696	18,165,639
PP&E	14,891,885	14,309,434	9,232,996	9,051,273
Intangible	463,539	464,689	21,530	21,743
TOTAL ASSETS	38,880,629	40,271,285	38,624,430	40,067,801
Current Liabilities	4,658,434	5,312,080	5,722,539	6,403,255
Suppliers	702,416	598,556	426,331	368,797
Taxes and Contributions	209,625	277,607	75,008	132,369
Loans and Financing	2,204,475	1,999,792	3,766,296	3,576,099
Dividends Payable	222,186	748,544	220,108	747,053
Others	1,319,732	1,687,581	1,234,796	1,578,937
Non-Current Liabilities	26,973,488	26,517,398	25,839,736	25,410,615
Loans, Financing and Debentures	20,788,624	19,779,921	15,025,875	14,024,949
Provisions for contingencies, net judicial deposits	982,240	2,667,591	1,151,849	2,735,884
Deferred Income Tax and Social Contribution	-	10,321	-	-
Accounts Payable with Subsidiaries	-	3,048,102	-	7,710,297
Others	5,202,624	1,011,463	9,662,012	939,485
Shareholders' Equity	7,248,707	8,441,807	7,062,155	8,253,931
Capital	1,680,947	1,680,947	1,680,947	1,680,947
Capital Reserve	30	30	30	30
Earnings Reserve	5,462,271	6,689,974	5,462,271	6,689,974
Treasury Stock	(570,176)	(570,176)	(570,176)	(570,176)
Retained Earnings	1,537,322	500,507	1,537,322	500,507
Equity Adjustments	708,825	830,475	708,825	830,475
Cumulative Conversion Adjustment	(1,362,326)	(1,362,034)	(1,362,326)	(1,362,034)
Other Comprehensive Income	(394,738)	484,208	(394,738)	484,208
Non-Controlling Shareholders Interest	186,552	187,876	-	-
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	38,880,629	40,271,285	38,624,430	40,067,801

18
For further information, please visit our corporate website: www.csn.com.br

CASH FLOW
CONSOLIDATED – Corporate Law – In Thousand of R$
	2Q10	1Q11	2Q11
Cash Flow from Operating Activities	1,338,726	917,687	1,083,590
Net Income for the period	880,315	615,695	1,137,162
Foreign exchange and monetary variations, net	58,413	(38,381)	(262,993)
Provision for financial expenses	337,948	462,403	663,871
Depreciation, exhaustion e amortization	197,618	221,519	245,906
Results from sale of securities	-	-	(698,164)
Provisions for Swap	6,326	111,584	91,251
Deferred income taxes and social contribution	163,296	(41,375)	347,871
Provisions	(8,961)	42,829	37,116
Working Capital	(296,230)	(456,587)	(478,430)
Accounts Receivable	(115,354)	(123,176)	25,562
Inventory	(170,984)	187,998	(286,397)
Receivables from joint subsidiaries	-	-	473,977
Suppliers	141,944	(27,658)	82,255
Taxes	(38,430)	28,793	(71,785)
Interest Expenses	(88,193)	(471,050)	(607,009)
Judicial Deposits	(9,387)	(14,351)	3,846
Others	(15,826)	(37,143)	(98,879)
Cash Flow from Investment Activities	(1,333,230)	(1,663,848)	(30,786)
Derivatives	(186,227)	(30,845)	25,759
Investments	(168,254)	(809,955)	(489,737)
Fixed Assets/Deferred/Intangible	(978,749)	(823,048)	(876,979)
Cash from sale of securities	-	-	1,310,171
Cash Flow from Financing Activities	454,020	1,788,049	(163,323)
Issuances	2,177,391	2,129,169	1,848,501
Amortizations	(162,973)	(341,120)	(281,291)
Dividends / Interest on equity	(1,560,398)	-	(1,856,327)
Payment of Capital - Non-Controlling Shareholders	-	-	125,794
Foreign Exchange Variation on Cash and Cash Equivalents	63,729	(166,119)	(319,534)
Free Cash Flow	523,245	875,769	569,947

19
For further information, please visit our corporate website: www.csn.com.br

SALES VOLUME AND NET REVENUE PER UNIT (STEEL)

CONSOLIDATED
SALES VOLUME (thousand tonnes)	2Q10	1Q11	2Q11
DOMESTIC MARKET	1,151	1,034	1,119
Slabs	12	10	4
Hot Rolled	509	460	528
Cold Rolled	202	208	220
Galvanized	295	238	257
Tin Plante	134	118	110
FOREIGN MARKET	148	186	180
Slabs	-	-	-
Hot Rolled	-	6	3
Cold Rolled	2	15	12
Galvanized	118	129	116
Tin Plante	28	35	49
TOTAL MARKET	1,299	1,220	1,300
Slabs	12	10	4
Hot Rolled	509	466	531
Cold Rolled	203	224	232
Galvanized	413	368	373
Tin Plante	162	153	159

NET REVENUE PER UNIT (R$/ton)	2Q10	1Q11	2Q11
TOTAL MARKET	2,075	1,858	1,898

PARENT COMPANY
SALES VOLUME (thousand tonnes)	2Q10	1Q11	2Q11
DOMESTIC MARKET	1,172	1,045	1,159
Slabs	12	10	4
Hot Rolled	517	458	549
Cold Rolled	205	214	226
Galvanized	303	242	264
Tin Plante	135	121	116
FOREIGN MARKET	36	172	65
Slabs	-	19	-
Hot Rolled	-	85	7
Cold Rolled	-	27	2
Galvanized	8	5	7
Tin Plante	28	35	49
TOTAL MARKET	1,208	1,217	1,225
Slabs	12	29	4
Hot Rolled	517	543	556
Cold Rolled	205	241	228
Galvanized	311	247	272
Tin Plante	163	156	165

20
For further information, please visit our corporate website: www.csn.com.br

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 10, 2011

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.